Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

02 JUL -1 AM 11:01

82-34

Santos

02042304

SUPPL

Date: Mon 01 Jul 2002 02:22:21 AM EDT

To: SECURITIES EXCHANGE COMMISSION
: SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject: News release - Evans Shoal Operatorship

Number of pages (incl. cover sheet): 3

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Santos

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newsrelease

1 July 2002

Santos Group Assumes Operatorship Of Evans Shoal Gas Field (NT/P 48)

Santos Limited today announced that its wholly owned subsidiary, Santos (NGA) Pty Ltd, has agreed with its joint venture partners, Shell Development (Australia) Pty Ltd (Shell) and Osaka Gas Australia Pty Ltd, to assume operatorship of the NT/P 48 permit located in the Timor Sea.

Santos' Managing Director, Mr John Ellice-Flint said, "As the new operator we look forward to working closely with, and utilising the expertise of, Shell and Osaka Gas to develop the gas resource.

Commercialisation of the Evans Shoal gas resource, which will be undertaken jointly with Shell and Osaka Gas, would contribute towards Santos' gas strategy of diversification through increased exposure to overseas and international gas markets."

The joint venturers have agreed that operatorship be transferred on 1 July 2002. Final change in operatorship is subject to statutory notifications.

The Evans Shoal gas field is located in NT/P 48, approximately 300 km north of Darwin in Australian waters. The field was discovered in 1988. Evans Shoal-2, which was drilled in April 1998, delineated the presence of a 229 metre hydrocarbon column. Mean recoverable volumes for the Evans Shoal accumulation have been estimated at 6.6 TCF of dry gas and 31 million barrels of condensate.

Interest holders in NT/P 48 are Shell Australia (Development) Pty Ltd 50%, Santos Group 40% and Osaka Gas Australia Pty Ltd 10%. Osaka Gas acquired its interest from Shell in July 2000 and the Santos Group acquired its interest and operatorship rights in 2001 through the acquisition of Natural Gas Australia Ltd.

For further information contact:

Graeme Bethune, General Manager Business Development (08) 8218 5157 or mobile 0419 828 617

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Press Release **Santos**

Timor Sea Gas Resources


Greater Sunrise (10 Tcf)
Timor
Zone of Cooperation
Evans Shoal (6.6 Tcf)
(Santos share 40%)
Bayu-Undan (3.4 Tcf)
(Santos share 11.83%)
Darwin
Petrel/Tern (1.2 Tcf)
(Santos share 95%)
0
200
Kilometres
Western Australia
Northern Territory

Santos Operated PSC's

- Gas Field
- Gas pipeline
- Proposed Gas pipeline


Timor Sea